UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

LeMaitre Vascular, Inc.

(Exact name of registrant as specified in its charter)

DELAWARE	001-33092
(State or other jurisdiction of incorporation or organization)	(Commission File Number)

63 Second Avenue, Burlington, MA	01803
(Address of Principal Executive Offices)	(Zip Code)

Trent G. Kamke	781-221-2266
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2022.

☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _______.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

LeMaitre Vascular, Inc. (the “Company” or “we”) conducted an evaluation of its product lines and determined that certain products manufactured by it contain conflict minerals, which are defined by paragraph (d)(3) of Item 1.01 of Form SD as columbite-tantalite (coltan), cassiterite, gold, wolframite, and their derivatives, which are limited to tin, tantalum and tungsten.

Conflict Minerals Disclosure

This report for the year ended December 31, 2022 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Products Overview

The Company develops, manufactures, processes and markets medical devices and implants for the treatment of peripheral vascular disease. We evaluated our product lines for the presence of conflict minerals and determined that a limited number contain conflict minerals necessary to the functionality or production of the product as described further below.

Reasonable Country of Origin Inquiry (RCOI)

We conducted an analysis of our products subject to the Rule and found that “conflict minerals,” as defined by the SEC, can be found in isolated components of our radiopaque tape, certain of our catheters, as well as certain of our illuminators and resectors used in phlebectomy procedures (the “Products”).

We identified and contacted the six suppliers that provide materials used in isolated components of our radiopaque tape, catheters, and certain of our illuminators and resectors. The suppliers demonstrated familiarity with the requirements of the Rule and indicated that they conducted due diligence into their supply chains. We requested that the suppliers provide to us representations or reports regarding the source of the conflict minerals or components containing conflict minerals supplied to us by them.

RCOI Results

Three suppliers indicated that smelters in their supply chain sourcing conflict minerals from the Democratic Republic of the Congo or an adjoining country (“Conflict Region”) have been validated by an independent, third-party assessment against the responsible minerals assurance process and standards, with two of these suppliers indicating conformity with the Responsible Minerals Assurance Process assessment protocols, and one of the sub-suppliers of the third supplier indicating that it has not completed the identification of all of the smelters supplying the conflict minerals in its supply chain but has a policy that requires its direct suppliers to source conflict minerals from smelters whose due diligence practices have been validated by an independent third party audit program.

Two of our other suppliers indicated that based on the due diligence they conduct, they are not aware that they use metals derived from the Conflict Region in their products. Another supplier stated that while it may use metals sourced from the Conflict Region, none are derived from conflict affected and high-risk areas. We have relied on our suppliers’ responses and policies to provide us with information about the conflict minerals contained in the materials supplied to us and we did not identify any warning signs or have a basis to believe their responses were untrue.

A copy of the disclosure contained in this Form SD is publicly available at: http://lemaitre.gcs-web.com/corporate-governance/governance-overview under the heading entitled “Conflict Minerals Disclosure.”

Item 1.02 Exhibit

None.

Section 2 Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

LeMaitre Vascular, Inc.

(Registrant)

By _/s/ Trent G. Kamke_____________

Name: Trent G. Kamke

Title: Senior Vice President, Operations

Date: May 31, 2023